Exhibit 99.1

PHETON HOLDINGS LTD

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE(S)

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2024 AND JUNE 30, 2025	F-2

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025	F-3

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025	F-4

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025	F-5

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-6

PHETON HOLDINGS LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

  (All amounts are in USD, except for share and per share data, unless otherwise noted)

	December 31, 2024	June 30, 2025
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$6,159,823	$1,809,154
Short-term investments	—	1,400,000
Accounts receivable, net	281,585	110,582
Advances to a related party	50,000	46,293
Inventories	117,422	126,603
Prepayments and other current assets	68,830	979,406
Total Current Assets	$6,677,660	$4,472,038
Non-current assets:
Property and equipment, net	45,594	42,651
Other non-current assets	—	600,000
Total Non-current Assets	$45,594	$642,651
Total Assets	$6,723,254	$5,114,689
LIABILITIES AND EQUITY
Currents Liabilities:
Short-term bank loans	247,969	139,595
Accounts payable	10,412	10,609
Contract liabilities	121,239	123,535
Accrued expenses and other current liabilities	158,931	108,856
Total Current Liabilities	$538,551	$382,595
Total Liabilities	$538,551	$382,595
Commitments and Contingencies (Note 12)
SHAREHOLDERS’ EQUITY
*Class A ordinary shares, $0.0001 par value, 400,000,000 shares authorized, 6,582,000 and 9,382,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively	658	938
*Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 7,668,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively	767	767
Additional paid-in capital	6,664,624	7,250,577
Statutory reserves	89,685	89,685
Accumulated deficit	(522,851)	(2,560,347)
Accumulated other comprehensive loss	(48,180)	(49,526)
Total Shareholders’ Equity	$6,184,703	$4,732,094
Total Liabilities and Shareholders’ Equity	$6,723,254	$5,114,689

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on March 23, 2023.

PHETON HOLDINGS LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts are in USD, except for share and per share data, unless otherwise noted)

	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2025
	(Unaudited)	(Unaudited)
Revenues	$210,488	$67,507
Cost of revenues	(28,877)	(14,159)
Gross profit	181,611	53,348
Operating expenses
Selling and marketing	(148,822)	(87,983)
General and administrative	(301,129)	(2,010,363)
Research and development	(45,938)	(35,557)
Total operating expenses	$(495,889)	$(2,133,903)
Loss from operations	$(314,278)	$(2,080,555)
Other income, net
Government subsidy	15,452	19,468
Other (expense) income, net	(4,805)	23,591
Total other income, net	$10,647	$43,059
Loss before income taxes	(303,631)	$(2,037,496)
Income tax expense	(18,499)	—
Net loss	$(285,132)	$(2,037,496)
Foreign currency translation adjustments, net of nil tax	(5,039)	(1,346)
Total comprehensive loss	$(290,171)	$(2,038,842)
Calculation:
*Weighted average number of ordinary shares used in per share calculation:	12,000,000	15,008,011
Net loss per ordinary share – Basic and diluted	(0.024)	(0.136)

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on March 23, 2023.

PHETON HOLDINGS LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

   (All amounts are in USD, except for share and per share data, unless otherwise noted)

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in	Statutory	Retained earnings /(Accumulated	Accumulated other comprehensive	Total shareholders’
	*Shares	Amount	*Shares	Amount	capital	reserves	deficit)	income/(loss)	equity
Balance at January 1, 2024	4,332,000	$433	7,668,000	$767	$120,714	$89,685	$137,737	$(43,064)	$306,272
Capital contribution	—	—	—	—	72	—	—	—	72
Net loss	—	—	—	—	—	—	(285,132)	—	(285,132)
Appropriation to statutory reserve	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(5,039)	(5,039)
Balance at June 30, 2024	4,332,000	$433	7,668,000	$767	$120,786	$89,685	$(147,395)	$(48,103)	$16,173
Balance at January 1, 2025	6,582,000	$658	7,668,000	$767	$6,664,624	$89,685	$(522,851)	$(48,180)	$6,184,703
Share-based payment	2,800,000	280	—	—	585,953	—	—	—	586,233
Net loss	—	—	—	—	—	—	(2,037,496)	—	(2,037,496)
Appropriation to statutory reserve	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,346)	(1,346)
Balance at June 30, 2025	9,382,000	$938	7,668,000	$767	7,250,577	$89,685	$(2,560,347)	$(49,526)	$4,732,094

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on March 23, 2023

PHETON HOLDINGS LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts are in USD, except for share and per share data, unless otherwise noted)

	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2025
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(285,132)	$(2,037,496)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of property and equipment	6,318	6,498
Financial expenses	—	5,358
Share-based payment	—	586,233
Amortization of right-of-use assets	29,779	—
Provision for current expected credit losses	11,761	65,329
Deferred income tax	(18,498)	—
Changes in operating assets and liabilities:
Accounts receivable	(2,246)	108,845
Inventories	11,424	(6,871)
Prepayments and other current assets	13,698	(909,336)
Other non-current assets	—	(600,000)
Advance to a related party	—	2,953
Accounts payable	(5,988)	—
Accrued expenses and other current liabilities	865	(52,434)
Contract liabilities	63,781	—
Operating lease liabilities	(27,119)	—
Net cash used in operating activities	$(201,357)	$(2,830,921)
Cash flows from investing activities:
Purchase of short-term investments	—	(1,400,000)
Purchase of property and equipment	—	(2,738)
Net cash used in investing activities	$—	$(1,402,738)
Cash flows from financing activities:
Capital contribution	72	—
Advances from related parties	98,692	689
Proceeds from bank loans	257,796	137,882
Repayments of due to related parties	(318,781)	—
Repayment to bank loans	(6,930)	(249,566)
Deferred IPO costs	(25,947)	—
Cash paid for interest expenses	—	(5,358)
Net cash provided by (used in) financing activities	$4,902	$(116,353)
Effects of exchange rate changes on cash and cash equivalents	(3,789)	(657)
Net decrease in cash and cash equivalents	$(200,244)	$(4,350,669)
Cash, cash equivalents and restricted cash at beginning of the period	227,450	6,159,823
Cash, cash equivalents and restricted cash at end of the period	$27,206	$1,809,154
Cash and cash equivalents at end of the period	17,852	1,809,154
Restricted cash at end of the period	9,354	—
Total cash, cash equivalents and restricted cash at end of the period	$27,206	$1,809,154
Supplemental cash flow information:
Cash paid for interest expense	$—	$5,358
Cash paid for income taxes	$—	$—

PHETON HOLDINGS LTD
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATIONAL AND BASIS OF PRESENTATION

Pheton Holdings Ltd (the “Company” or “Pheton”) was established under the laws of the Cayman Islands on November 2, 2022. The Company has no substantive operations other than holding all of the shares of Pheton BVI Ltd (“Pheton BVI”), which entity was established under the laws of the British Virgin Islands on November 22, 2022.

Pheton BVI is a holding Company holding all of the equity of Pheton (HK) Limited (“Pheton HK”), which was established under the laws of Hong Kong on December 14, 2022.

Pheton HK is a holding company holding all of the equity of Beijing Jinruixi Medical Technology Co., Ltd (“Jinruixi”), which was established under the laws of the People’s Republic of China on March 15, 2023.

Jinruixi acquired the entire equity interests in Beijing Feitian Zhaoye Technology Co., Ltd. (“Beijing Feitian”), which was established under the laws of the People’s Republic of China in 1998, is a healthcare solution provider dedicated to the development and commercialization of treatment software used for brachytherapy.

On March 27, 2023, Pheton completed a reorganization of entities under the common control of its then-existing shareholders, who collectively owned all of the equity interests of Pheton prior to the reorganization. Pheton, Pheton BVI, Pheton HK and Jinruixi were established as the holding companies of Beijing Feitian. All of these entities are under common control which results in the consolidation of Beijing Feitian which has been accounted as a reorganization of entities under common control at carrying value. The unaudited interim condensed consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying unaudited interim condensed consolidated financial statements of Pheton. The shares and per-share information are presented on a retroactive basis to reflect the re-denomination and nominal issuance of shares effected on March 23, 2023.

On September 6, 2024, the Company consummated an initial public offering of 2,250,000 Class A ordinary shares, at a public offering price of $4.00 per share. The gross proceeds to the Company from the offering, before deducting commissions, expense allowance, and expenses, were $9 million. The Company received approximately $7.80 million of offering proceeds after the deduction of approximately $1.2 million for underwriter discounts and other expenses.

On May 28, 2025, Beijing Feitian participated in the establishment of Mili (Jiangsu) Medical Technology Co., Ltd (“Jiangsu Mili”), a company incorporated under the laws of the People’s Republic of China specializing in healthcare solutions, and holds 60% of Jiangsu Mili’s equity.

Subsidiaries	Date of incorporation	Place of incorporation	Ownership	Principle activities
Pheton (BVI) Ltd	November 22, 2022	British Virgin Islands	100% owned by Pheton	Investment holding
Pheton (HK) Limited	December 14, 2022	Hong Kong	100% owned by Pheton BVI	Investment holding
Beijing Jinruixi Medical Technology Co., Ltd.	March 15, 2023	Mainland China	100% owned by Pheton HK	Investment holding
Beijing Feitian Zhaoye Technology Co., Ltd.	December 17, 1998	Mainland China	100% owned by Jinruixi	Healthcare solution
Mili (Jiangsu) Medical Technology Co., Ltd.	May 28, 2025	Mainland China	60% owned by Beijing Feitian	Healthcare solution

PHETON HOLDINGS LTD
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the financial statements and related notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 20, 2025. The consolidated balance sheet as of December 31, 2024 was derived from the audited consolidated financial statements of the Company.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary to make the unaudited interim condensed consolidated financial statements not misleading have been included. Operating results for the interim period ended June 30, 2025 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2025.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove a majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

 Use of Estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s unaudited interim condensed consolidated financial statements mainly include, but are not limited to, the assessment of the allowance for doubtful accounts, the realizability of deferred income tax assets and cost of assurance-type warranty. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Short-term Investment

Short-term investments include wealth management products, which are certain deposits with principal not guaranteed with certain financial institutions and the Company can redeem the deposits at any time. The Company records wealth management products with maturities less than one year at fair value in accordance with ASC 825 Financial Instruments.

As of December 31, 2024 and June 30, 2025, the Company had short-term investments balance of nil and $1,400,000.

PHETON HOLDINGS LTD
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value of Financial Instruments

Fair Value of Financial Instruments – the Company adopted SFAS ASC 820-10-50, “Fair Value Measurements”. This guidance defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follows:

●	Level one – Quoted market prices in active markets for identical assets or liabilities;

●	Level two – Inputs other than level one inputs that are either directly or indirectly observable; and

●	Level three – Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash, short-term investments, non-current financial investments, accounts receivable, accounts payable, short-term debts, notes payable and other liabilities.

Fair value measurements

The Company applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1 — Observable inputs such as quoted prices for identical instruments in active markets;

●	Level 2 — Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;

●	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

PHETON HOLDINGS LTD
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, advances to a related party, prepaid expenses and other current assets, accounts payable, taxes payable, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities. The fair value of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, effective as of January 1, 2020. Accordingly, the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2024 and 2025 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract;

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company is primarily engaged in the industry of medical instrumental software, with required medical instruments with which such software operates. Our main business during the reporting periods are sales of Particle Implantation Radiotherapy Treatment Planning System (FTTPS) and sales of Medical Auxiliary Supplies. No practical expedients were used when adoption ASC 606. Revenue recognition policies for each type of revenue stream are as follows:

Sales of FTTPS:

The Company sells FTTPS with computers, monitors or other medical equipment required by customers’ specific needs. The FTTPS sales contracts are primarily on a fixed price basis, which require the Company to provide core software, a set of hardware as peripherals to operate the software, and related services, including transportation, packaging, installation and training based on customers’ specific needs. The execution timeline of these sales contracts is typically within three months.

PHETON HOLDINGS LTD
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The hardware, software and services are considered as a single performance obligation, because the complete functionality required for brachytherapy is achieved only when these components are used in conjunction with one another. The customers cannot benefit from the hardware, software or services alone, but only upon the integration of software, hardware, installation and training. Typically, installation and training can be completed within two days after delivery. Revenue from sales of FTTPS is recognized at a point in time after the Company transferred control of the Company’s products and provided the services, generally upon the customer’s acceptance of the products and services. Beijing Feitian has not entered into any loss contracts to date.

In certain sales agreements, the Company provides an assurance-type warranty to the customers. This type of warranty promises to repair or replace a delivered good or service if it does not perform as expected. Since an assurance-type warranty guarantees the functionality of a product, the warranty is not accounted for as a separate performance obligation, and thus no transaction price is allocated to it. Rather, to account for an assurance-type warranty the vendor should estimate and accrue a warranty liability when the promised products or service is delivered to the customer under ASC 460. Generally, the estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. There were no such reserves for the six months ended June 30, 2024 and 2025 because the Company’s historical warranty expenses were immaterial to the Company’s unaudited interim condensed consolidated financial statements.

Sales of Medical Auxiliary Supplies:

The Company sells Medical Auxiliary Supplies to customers for the operation of FTTPS system. The promised goods are considered as a single performance obligation because the sales of Medical Auxiliary Supplies are independent and irrelated to sales of FTTPS. Revenue from sales of Medical Auxiliary Supplies is recognized at the point in time when the goods are delivered and the customer has accepted the delivery.

Disaggregated information of revenues by products:

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2025
	(Unaudited)	(Unaudited)
Sales of FTTPS	$173,572	$58,194
Sales of Medical Auxiliary Supplies	36,916	9,313
Total revenues	$210,488	$67,507

Share-based compensation

The Company accounts for share-based compensation awards to non-employees in accordance with FASB ASC Topic 718 amended by ASU 2018-07. Under FASB ASC Topic 718, share compensation granted to non-employees has been determined as the fair value of the consideration received or the fair value of equity instrument issued, whichever is more reliably measured and is recognized as an expense as the goods or services are received. The Company amortized the share-based compensation expenses on a straight-line basis over the service period.

PHETON HOLDINGS LTD
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency translation and transactions

The reporting currency of the Company is U.S. dollars (“$”) and the accompanying unaudited interim condensed consolidated financial statements have been expressed in U.S. dollars. The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using the Chinese Yuan (“RMB”), the local currency, as the functional currency. The Company’s unaudited interim condensed consolidated financial statements have been translated into the reporting currency U.S. dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited interim condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited interim condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in unaudited interim condensed consolidated statements of changes in shareholders equity. Gains and losses from foreign currency transactions and balances are included in the results of operations.

The following table outlines the currency exchange rates that were used in preparing the unaudited interim condensed consolidated financial statements:

	June 30, 2024	June 30, 2025
Period-end spot rate	$1 = RMB 7.2672	$1 = RMB 7.1636
Average rate	$1 = RMB 7.2150	$1 = RMB 7.2526

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM), or decision-making group, in deciding how to allocate resources and in assessing performance.

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands public entities’ segment disclosures, among others, requiring disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss; an amount and description of its composition for other segment items; and interim disclosures of a reportable segment’s profit or loss and assets. This new guidance was effective for us beginning with our unaudited interim condensed consolidated financial statements for the period ended June 30, 2024 and 2025, and applied retrospectively to all prior periods presented. The impact of the adoption of this guidance was not material to our financial position or results of operations, as the requirements impact only segment reporting disclosures in our notes to unaudited interim condensed consolidated financial statements.

The Company operates as one operating and reportable segment. All of the Company’s long-lived assets, comprised of property and equipment, are based in China. All of the Company’s revenue was in China for the six months ended June 30, 2024 and 2025, based on the location of the customers.

The Company’s CODM is our Chief Executive Officer. Our CODM makes decisions on resource allocation, evaluates operating performance, and monitors budget versus actual results using net loss. There are no reconciling items or adjustments between segment loss and net loss as presented in our statements of operations. The CODM does not review assets in evaluating the segment results and therefore such information is not presented.

PHETON HOLDINGS LTD
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Certain Risks and Concentration

Exchange Rate Risks

The Company operates in the PRC, which may give rise to significant foreign currency risks mainly from fluctuations and the degree of volatility of foreign exchange rates between the USD and the RMB.

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to the concentration of credit risks consist primarily of cash. The Company places its cash in good credit quality financial institutions in mainland China and Hong Kong. The bank deposits, with financial institutions in mainland China and Hong Kong are insured by the government authorities up to RMB500,000 and HKD800,000 per bank, respectively, as of June 30, 2025. The concentration of credit risks with respect to accounts receivable is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition. Cash balances in bank accounts in mainland China are insured by the People’s Bank of China Financial Stability Department (“FSD”) where there is an RMB 500,000 ($70,424) deposit insurance limit for a legal entity’s aggregated balance at each bank. As a result, the amounts not insured by the government authorities with amounts up to were $5,949,269 and $31,247 as of December 31, 2024 and June 30, 2025, respectively. As of June 30, 2025, substantially all of the Company’s cash was held by major financial institutions located in mainland China and Hong Kong, which management believes are of high credit quality.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations, including its organization and structure disclosed in Note1, this may not be indicative of future results.

Major Customers

For the six months ended June 30, 2025, the Company’s top two customers accounted for approximately 54% and 32% of total revenues, respectively. For the six months ended June 30, 2024, the Company’s top seven customers accounted for approximately 19%, 17%, 16%, 13%, 13%, 10% and 10% of total revenues, respectively. Except for the large customers mentioned above, no other customers of the Company individually contributed more than 10% of the Company’s revenue in the six months ended June 30, 2025 and 2024.

As of June 30, 2025, the balance due from the top four customers accounted for approximately 15%, 13%, 13%, and 12% of the Company’s total accounts receivable, respectively. As of December 31, 2024, the balance due from the top two customers accounted for approximately 17% and 10% of the Company’s total accounts receivable, respectively. Except for the customers mentioned above, no other customers of the Company individually contributed more than 10% of the Company’s accounts receivable in the fiscal year ended December 31, 2024 and in the six months ended June 30, 2025.

Major Suppliers

For the six months ended June 30, 2025, four major suppliers accounted for approximately 34%, 20% 16% and 12% of the total purchases, respectively. For the six months ended June 30, 2024, three major suppliers accounted for approximately 59%, 17% and 12% of the total purchases, respectively. Except for the principal suppliers mentioned above, no other suppliers of the Company individually contributed more than 10% of the Company’s purchases in the six months ended June 30, 2025 and 2024.

As of June 30, 2025, one supplier accounted for the balance of all accounts payable. As of December 31, 2024, one supplier accounted for the balance of all accounts payable. Except for the supplier mentioned above, no other suppliers of the Company individually contributed more than 10% of the Company’s accounts payable in the fiscal year ended December 31, 2024 and in the six months ended June 30, 2025.

PHETON HOLDINGS LTD
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of
	December 31, 2024	June 30, 2025
		(Unaudited)
Accounts Receivable(i)	$388,365	$285,525
Allowance for current expected credit losses	(106,780)	(174,943)
Accounts receivable, net	$281,585	$110,582

(i)	All accounts receivable are mainly from sales of FTTPS.

4. PREPAYMENT AND OTHER ASSETS

The prepayments, other current assets and non-current assets consisted of the following:

	As of
	December 31, 2024	June 30, 2025
Current:		(Unaudited)
Recoverable value-added taxes(a)	$26,477	$28,585
Prepayment(b)	41,863	917,158
Others	490	33,663
Prepayments and other current assets	$68,830	$979,406
Non-current:
Prepayment(b)	—	$600,000
Non-current assets	—	$600,000

(a)	Recoverable value-added taxes represent the balances that the Company can utilize to deduct its value-added tax liabilities within the next 12 months.
(b)	Prepayment for the six months ended June 30, 2025 included $1.5 million for the development of a research and development platform; 40% of this amount was classified as a non-current asset because its delivery period is expected to exceed 12 months.

5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of
	December 31, 2024	June 30, 2025
		(Unaudited)
Salary and welfare payables	$38,011	$12,201
Deposits from customers	24,660	41,878
Other tax payable	32,682	16,314
Service payable	39,028	37,283
Staff reimbursements	24,550	1,180
Total	$158,931	$108,856

PHETON HOLDINGS LTD
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. LEASES

Operating leases as lessee

The Company’s leasing activities primarily consist of one operating lease for offices. ASC 842 requires leases to recognize right-of-use assets and lease liabilities on the balance sheet. The Company has elected an accounting policy to not recognize short-term leases (one year or less) on the balance sheet.

For the six months ended June 30, 2024 and 2025, the Company incurred operating lease expenses of $3,049 and $20,360, respectively. The operating lease expenses were charged to general and administrative expense.

The Company terminated its office leases on December 30, 2024 without penalty for termination and derecognized the lease liability and net right-of-use assets of $116,454 and $100,363, respectively, on the effective date of termination.

On December 30, 2024, Beijing Feitian signed a short-term lease agreement with the lessor, Beijing Chaoyang Laiguangying Agricultural and Industrial Corporation, starting from January 1, 2025, with a quarterly rent of RMB77,526 (approximately $10,774).

Cash flow information related to operating leases consists of the following:

	For the six months ended
	June 30, 2024	June 30, 2025
	(Unaudited)	(Unaudited)
Cash paid for amounts in the measurement of lease liabilities	$(27,119)	$—

7. SHORT-TERM BANK LOANS

Short-term bank loans represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. Short-term borrowings consisted of the following:

	As of
	December 31, 2024	June 30, 2025
		(Unaudited)
Beijing Rural Commercial Bank(a)	$136,999	$139,595
Bank of Nanjing(b)	110,970	—
Total	$247,969	$139,595

(a)	(1) On March 22, 2024, the Company entered into a loan agreement with Beijing Rural Commercial Bank to obtain a loan of $136,999 (or RMB1,000,000) for the period from March 22, 2024 to March 22, 2025 with an annual interest rate of 4.95%. The Company is required to make monthly interest payment with principal due at maturity. Mr. Pengfei Zhang, a Director of the Company, guaranteed the repayment of these loans. On March 18, 2025, the Company repaid these loans.

(2) On March 18, 2025, the Company entered into a loan agreement with Beijing Rural Commercial Bank to obtain a loan of $139,595 (or RMB1,000,000) for the period from March 18, 2025 to March 18, 2026 with an annual interest rate of 4.95%. The Company is required to make monthly interest payment with principal due at maturity. Mr. Pengfei Zhang, a Director of the Company, guaranteed the repayment of these loans.

(b)	On April 16, 2024, the Company entered into a loan agreement with Bank of Nanjing to obtain a loan of $110,970 (or RMB810,000) for the period from April 28, 2024 to April 15, 2025 with an annual interest rate of 5.3%. The Company is required to make monthly interest payment with principal due at maturity. Mr. Jianfei Zhang, the Chairman of the Board of Directors and Chief Executive Officer of the Company, together with Mr. Pengfei Zhang, a Director of the Company, guaranteed the repayment of these loans. On April 15, 2025, the Company repaid the loan.

PHETON HOLDINGS LTD
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. INCOME TAX EXPENSE

The Company recorded income tax benefit of $18,499 and nil for the six months ended June 30, 2024 and 2025, respectively.

The effective income tax rate of 6.09% for the six months ended June 30, 2024 and 0% for the six months ended June 30, 2025 were lower than the statutory income tax rate of 25.0% which was primarily due to the effect of preferential tax rate and additional valuation allowances provided.

9. RELATED PARTY AND TRANSACTION AND BALANCES WITH RELATED PARTIES

The table below shows the major related parties and their relationships with the Company as of December 31, 2024 and June 30, 2025:

Name of related parties	Relationship with the Company
Mr. Jianfei Zhang	Controlling shareholder and CEO of the Company

Balances with related parties

As of December 31, 2024 and June 30, 2025, the balances with related parties were as follows:

	As of
	December 31, 2024	June 30, 2025
		(Unaudited)
Advance to a related party
Mr. Jianfei Zhang(a)	$50,000	$46,293

(a)	The Company advanced fund to Mr. Jianfei Zhang, our CEO, to serve as the petty cash fund for business-related expenses, such as business trips and other costs associated with supporting our business expansion.

10. SHAREHOLDER’S EQUITY

Ordinary shares

The Company’s authorized share capital is $50,000, divided into 500,000,000 ordinary shares consisting of 400,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares, par value $0.0001 per share. On March 23, 2023, the Company had 4,332,000 Class A ordinary shares and 7,668,000 Class B ordinary shares, issued and outstanding, respectively. On September 6, 2024, the Company consummated the initial public offering of 2,250,000 Class A ordinary shares. On May 12, 2025, the Company issued 2,800,000 Class A ordinary shares under its 2025 Equity Incentive Plan. As of June 30, 2025, the Company had 9,382,000 Class A ordinary shares and 7,668,000 Class B ordinary shares, issued and outstanding, respectively. Holders of Class A ordinary shares and Class B ordinary shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights, except each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to twenty (20) votes. The Class A ordinary shares are not convertible into shares of any other class. Upon any direct or indirect sale, transfer, assignment or disposition, the Class B ordinary shares will be automatically and immediately convertible into Class A ordinary shares on a one-to-one basis.

Statutory reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve as determined pursuant to PRC statutory laws amounted to approximately $89,685 and $89,685 as of December 31, 2024 and June 30, 2025, respectively.

PHETON HOLDINGS LTD
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. SHAREHOLDER’S EQUITY (cont.)

Share-based compensation

Grants and vesting:

On May 12, 2025, the Company granted and vested an aggregate of 1,800,000 of Class A ordinary shares to several service providers under its 2025 Equity Incentive Plan (the “First Grant”). Under the First Grant, the service providers are subject to provide services to the Company as independent consultants for a period of 24 months, commencing on May 12, 2025.

On May 12, 2025, the Company granted and vested an aggregate of 1,000,000 of Class A ordinary shares to several service providers under its 2025 Equity Incentive Plan (the “Second Grant”). Under the Second Grant, the service providers are subject to provide services to the Company as independent consultants for a period of 24 months, commencing on December 1, 2025. As for the six months ended June 30, 2025, the service period for the Second Grant had not yet commenced, and the company recognized no expenses.

The following table summarizes non-vested share activity during the six months ended June 30, 2025:

	Number of shares	Weighted average grant date fair value
Outstanding as of January 1, 2025	—	$—
Granted	2,800,000	4.755
Vested	(2,800,000)	4.755
Outstanding as of June 30, 2025	—	$—

For the six months ended June 30, 2024 and 2025, the Company recognized nil and $586,233 of share-based compensation expense, respectively, which are included in general and administrative expenses on the unaudited interim condensed consolidated statements of operations and comprehensive loss.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by Beijing Feitian only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying unaudited interim condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Beijing Feitian. The Company is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

As of December 31, 2024 and June 30, 2025, the Company had net assets restricted in the aggregate, which included additional paid-in capital and the statutory reserve of the Company’s PRC subsidiary that are included in the Company’s consolidated net assets, of approximately $458,016 and $709,286, respectively.

11. EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per ordinary share for the six months ended June 30, 2024 and 2025, respectively.

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2025
	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to ordinary shareholders	$(285,132)	$(2,037,496)
Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	12,000,000	15,008,011
Net loss per share – basic and diluted	$(0.024)	$(0.136)

PHETON HOLDINGS LTD
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. COMMITMENTS AND CONTINGENCIES

The Company is subject to some legal proceedings in the ordinary course of its business with respect to its commercial relationships, all of which have been settled by the Company. In the opinion of management, such proceedings did not result in a material adverse effect on the Company’s financial condition.

The Company accrues for loss contingencies when it is deemed probable that a loss has been incurred and that loss is estimable. While uncertainty exists, the Company does not believe there are any pending legal proceedings that would have a material impact on the Company’s financial position, cash flows or results of operations.

13. SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that occurred after June 30, 2025 up through the date of the issuance of these unaudited interim condensed consolidated financial statements. There are no additional material subsequent events to be disclosed in these unaudited interim condensed consolidated financial statements other than noted below.

On August 27, 2025, the Company entered into a Stock Purchase Agreement (the “iTonic SPA”) with iTonic Corporation (“iTonic”) and certain shareholders of iTonic (collectively, the “iTonic Shareholders”), pursuant to which the Company agreed to acquire, and the iTonic Shareholders agreed to sell, 51% of the total outstanding shares of iTonic. As consideration for such acquisition, the Company agreed to issue to the iTonic Shareholders (i) 4,000,000 newly issued Class A ordinary shares of the Company, and (ii) warrants to purchase up to 3,000,000 Class A ordinary shares of the Company. The foregoing transaction has not yet closed and no Class A ordinary shares to be issued pursuant to the iTonic SPA been issued as the date of these unaudited interim condensed consolidated financial statements.

On August 28, 2025, the Company entered into an Advisory Services Agreement (the “Comane Agreement”) with Comane International Group Ltd (“Comane”), pursuant to which the Company engaged Comane to provide advisory services to the Company with respect to mergers and acquisitions strategies and general corporate development matters. The term of the Comane Agreement is five years. As consideration for such services, the Company agreed to issue to Comane warrants (the “Comane Warrants”) to purchase up to 4,000,000 Class A ordinary shares of the Company, with an exercise price of US$0.80 per share and expiring five (5) years after the date of issuance. The Comane Warrants are not exercisable until six (6) months after the date of the Comane Agreement and may only be exercised upon the written consent of the Company’s Chief Executive Officer, who will determine in good faith, after consultation with the Board of Directors if deemed necessary, whether Comane has satisfactorily performed its advisory services under the Comane Agreement. The Comane Warrants was issued as of August 28, 2025, and have not been exercised as the date of issuance of these unaudited interim condensed consolidated financial statements.

On August 29, 2025, the Company entered into a Stock Purchase Agreement (the “Geri-Safe SPA”) with Geri-Safe, Ltd. (“Geri-Safe”) and certain shareholders of Geri-Safe (collectively, the “Geri-Safe Shareholders”), pursuant to which the Company agreed to acquire, and the Geri-Safe Shareholders agreed to sell, 30% of the outstanding shares of Geri-Safe. As consideration for such acquisition, the Company agreed to issue an aggregate of 4,000,000 newly issued Class A ordinary shares of the Company to the Geri-Safe Shareholders. The foregoing transaction has not yet closed and no Class A ordinary shares to be issued pursuant to the Geri-Safe SPA have been issued as the date of issuance of these unaudited interim condensed consolidated financial statements.

14. UNAUDITED INTERIM CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of unaudited interim condensed consolidated subsidiary in accordance with Rule 4-08 (e)(3) of Regulation S-X, “General Notes to Financial Statements” and concluded that it was applicable to the Company; and, therefore, the unaudited interim condensed consolidated financial statements for the parent company are included herein.

The Company did not pay any dividend to the shareholders for the periods presented. For presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “Income from subsidiary”. Certain information and footnote disclosures are generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

PHETON HOLDINGS LTD
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. UNAUDITED INTERIM CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

UNAUDITED INTERIM CONDENSED BALANCE SHEETS

	December 31, 2024	June 30, 2025
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	$6,052,260	$1,676,660
Advance to related party	50,000	49,964
Short-term investments	—	1,400,000
Prepayments and other current assets	5,000	911,820
Total Current Assets	$6,107,260	$4,038,444
Non-current assets
Investment in subsidiary	145,380	164,685
Other non-current assets	—	600,000
Total Non-current Assets	145,380	764,685
Total Assets	$6,252,640	$4,803,129
Liabilities and Equity
Current Liabilities
Due to subsidiary	67,937	71,035
Total Current Liabilities	$67,937	$71,035
Total Liabilities	$67,937	$71,035
COMMITMENTS AND CONTINGENCIES
Shareholders’ Equity
*Class A ordinary shares, $0.0001 par value, 400,000,000 shares authorized, 6,582,000 and 9,382,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively	658	938
*Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 7,668,000 shares issued and outstanding as of December 31, 2024 and 2025	767	767
Additional paid-in capital	6,664,624	7,250,577
Statutory reserves	89,685	89,685
Accumulated deficit	(522,851)	(2,560,347)
Accumulated other comprehensive loss	(48,180)	(49,526)
Total Shareholders’ Equity	$6,184,703	$4,732,094
Total Liabilities and Shareholders’ Equity	$6,252,640	$4,803,129

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on March 23, 2023.

PHETON HOLDINGS LTD
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. UNAUDITED INTERIM CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

UNAUDITED INTERIM CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2025
	(Unaudited)	(Unaudited)
General and administrative expenses	$(300)	$(1,825,351)
Loss from operations	(300)	(1,825,351)
Other loss	(2,100)	27,204
Loss from subsidiaries	$(282,732)	$(239,349)
Net loss	$(285,132)	$(2,037,496)
Foreign currency translation adjustments	(5,039)	(1,346)
Comprehensive Loss	$(290,171)	$(2,038,842)

PHETON HOLDINGS LTD
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. UNAUDITED INTERIM CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2025
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(285,132)	$(2,037,496)
Adjustments to reconcile net loss to cash provided by operating activities
Share-based payment	—	586,233
Due to subsidiary	—	3,134
Equity loss of subsidiary	282,732	239,349
Changes in operating assets and liabilities:
Prepayments and other current assets	300	(906,820)
Other non-current assets	—	(600,000)
Net cash used in operating activities	$(2,100)	$(2,715,600)
CASH FLOWS FROM OPERATING ACTIVITIES
Purchase of long-term investments in subsidiary	—	(260,000)
Purchase of Short-term investments	—	(1,400,000)
Net cash used in investing activities	$—	$(1,660,000)
CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution	72	—
Net cash provided by financing activities	$72	$—
CHANGES IN CASH AND CASH EQUIVALENTS
Net increase in cash and cash equivalents	$(2,028)	$(4,375,600)
Cash and cash equivalents at beginning of the period	2,324	6,052,260
Cash and cash equivalents at end of the period	$296	$1,676,660